

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

November 3, 2014

Samuel Masucci III
Chief Executive Officer
ETF Managers Capital LLC
35 Beechwood Road, Suite B
Summit, NJ 07901

> **Re: ETF Managers Group Commodity Trust I**
> **Registration Statement on Form S-1**
> **Filed October 7, 2014**
> **File No. 333-199190**

Dear Mr. Masucci:

We have reviewed your registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

General

1.   We note your response to comment 3 of our letter dated July 15, 2014 that the registrant no longer expects to invest in swaps and that the disclosure relating to swaps has been deleted. Please reconcile these statements with your disclosure in Note 1 to the financial statements that you may invest in over-the-counter swaps and other derivative instruments involving U.S. Treasuries. If the fund will not invest in swaps or other over-the-counter instruments, please affirmatively disclose this in the prospectus.

2.   Please describe the voting rights of shareholders and include any related risk factors with regard to limited rights.

3.   Please disclose the principal terms of any agreements between the sponsor and the fund and file such agreement as an exhibit.

4.   Please discuss any contractual rights the fund will have in using the benchmark and disclose whether the fund or the sponsor will pay a fee to the trading advisor. Please also file any related agreements as exhibits as required by Item 601(b) of Regulation S-K.

Cover Page of the Prospectus

5.   Please limit the disclosure on the cover page of the prospectus to one page. Also much of the information on the cover page is very detailed and is repeated in the summary. Please limit your cover page to the information that is required by Item 501 of Regulation S-K and other information that is key to an investment decision.

Risk Factors Involved with an Investment in the Fund, page 6

6.   Please revise your risk factor subheadings to state the material risk to potential investors. In this regard, your headings should disclose the consequences to the investor or to the company, should the risk materialize.

The Fund's Investment Objective and Strategy, page 13

Fund Performance, page 15

7.   Please disclose the change in value and percentage loss if rates fall 5% across the yield curve.

Commodity Trading Advisor and Commodity Pool Operator, page 18

8.   We note your disclosure on pages 18-19 regarding the performance of certain accounts managed by Sit management with investment objectives and strategies that are substantially similar to that of the fund. Please disclose how the listed accounts' investment objectives and strategies differ from the fund's investment objective and strategy. Also disclose whether the monthly rate of return for the listed accounts includes management fees and expenses.

Delaware Trustee, page 20

9.   Please describe the rights and duties of the Trustee.

        We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Act of 1933 and all applicable Securities Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, in the event you request acceleration of the effective date of the pending registration statement please provide a written statement from the company acknowledging that:

- should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

- the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please refer to Rules 460 and 461 regarding requests for acceleration. We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

You may contact Shannon Sobotka, Staff Accountant, at 202-551-3856 or Kevin Woody, Accounting Branch Chief, at 202-551-3629 if you have questions regarding comments on the financial statements and related matters. Please contact Sandra B. Hunter, Staff Attorney, at 202-551-3758 or me at 202-551-3233 with any other questions.

Sincerely,

/s/ Tom Kluck

Tom Kluck
Legal Branch Chief

cc: Barney Karol
        ETF Managers Capital LLC
        Via E-mail

        W. Thomas Conner, Esq.
        Reed Smith LLP
        Via E-mail